SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on May 11, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: May 29, 2015	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS INCREASES OWNERSHIP IN MYANMAR MANUFACTURING

ENTITY TO 75 PERCENT

HONG KONG – May 11, 2015 -- Highway Holdings Limited (Nasdaq:HIHO) today announced it has purchased an additional 50 percent ownership interest in a Myanmar entity that operates a 15,000 sq. ft. manufacturing and assembly factory that the company has utilized for more than two years under a subcontracting arrangement. The company previously held a 25 percent ownership interest in this Myanmar entity. Terms were not disclosed.

Recent commerce law changes in Myanmar now allow non-Myanmar companies such as Highway Holdings to acquire interest in businesses that are domiciled and operating in Myanmar. These businesses are designated as “foreign companies” and provide foreign investors with a tax holiday if certain import/export conditions and government regulations are satisfied.

“The acquisition enables us to realize meaningful cost-savings and a competitive advantage, while maintaining the highest quality standards for our customers. The utilization of the facility in Myanmar complements our component manufacturing operation in China, while partially offsetting escalating costs there. We are gratified by the support of the Myanmar government agencies, our local partner, managers and employees, and look forward to long-term success in this emerging country,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

As previously announced, one of Highway Holdings’ leading European Fortune 500 customers approved the utilization of assembly manufacturing for a series of electric synchronous motors at the facility in Myanmar, initially under a pilot test program. Production for this product has since ramped up and approximately 500,000 units have already been shipped directly to the customer’s factory in Germany from Myanmar. The production of air turbines for another customer has been ramping up simultaneously, with several millions pieces to date assembled at the Myanmar facility. “Our high-quality production standards have been successfully applied and transferred one-by-one to Myanmar, supported by ongoing training and monitoring by our staff in China. The setup of a socially responsible, modern, high-quality and world-class operation in Myanmar has been accomplished in a relatively short time frame, and we are extremely pleased with the outcome.

Highway Holdings Ltd.

2-2-2

“We anticipate further growth opportunities based on demonstrated quality and service, with expectations for additional business from these customers and also other multi-national organizations moving forward,” Kohl said.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, with manufacturing facilities located in Shenzhen in the People’s Republic of China and assembly services in Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the ownership and operation of the Myanmar facility, additional growth potential at this facility, economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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